Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2013	2012	2011	2010	2009 (1)
	($ in millions)
Consolidated income (loss) before income taxes	$657.8	$242.9	$12.1	$99.5	$(556.8)
Noncontrolling interests in losses before income taxes of majority owned subsidiaries which have incurred losses	—	—	—	(0.2)	(3.1)
Amortization of capitalized interest	110.9	94.1	92.0	124.2	136.6
Interest expensed	11.7	31.5	57.0	94.4	110.3
Earnings (loss)	$780.4	$368.5	$161.1	$317.9	$(313.0)
Interest incurred	$177.3	$128.7	$136.7	$181.3	$215.1
Fixed charges	$177.3	$128.7	$136.7	$181.3	$215.1
Ratio of earnings to fixed charges	4.40	2.86	1.18	1.75	—
Coverage deficiency					$528.1

(1)
On October 1, 2009, the Company adopted the FASB’s authoritative guidance for accounting for debt with conversion options, which specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As a result, fiscal 2009 interest expense and interest incurred were increased by $4.5 million and $8.2 million, respectively, due to the retrospective application of the change in accounting for the Company’s 2% convertible senior notes issued in May 2009.